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                                                    Filed by Global Sports, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                                  Subject Company:  Fogdog, Inc.
                                                   Commission File No. 000-28029


The following document was previously filed as Exhibit 2.1 to the Form 8-K filed by Global Sports, Inc. on October 31, 2000, and is incorporated herein by reference:

Agreement and Plan of Merger and Reorganization, dated as of October 24, 2000, by and among Global Sports, Inc., a Delaware corporation, Fido Acquisition Corp., a Delaware corporation, and Fogdog, Inc., a Delaware corporation.

The following document was previously filed as Exhibit 2.2 to the Form 8-K filed by Global Sports, Inc. on October 31, 2000, and is incorporated herein by reference:

Form of Voting and Stock Transfer Restriction Agreement, dated as of October 24, 2000, in substantially the form entered into between Global Sports, Inc., a Delaware corporation and the stockholders of Fogdog, Inc. listed on Schedule
II to the Schedule 13D filed by Global Sports, Inc. on November 3, 2000, and incorporated herein by reference.

Additional Information and Where to Find It

Global Sports plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and Fogdog expects to mail a Proxy Statement/Prospectus to stockholders of Fogdog containing information about the merger. Investors and security holders of Fogdog are urged to read the Registration Statement and Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/ Prospectus will contain important information about Global Sports, Fogdog, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the Web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Proxy
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Statement/Prospectus and these other documents may also be obtained from Fogdog by directing a request through the Investor Relations portion of Fogdog's Web site at http://www.fogdog.com or by mail to Fogdog at Fogdog, Inc., Attention:
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Investor Relations Department, 500 Broadway, Redwood City, CA 94063.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Global Sports and Fogdog file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Global Sports and Fogdog at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Global Sports' and Fogdog's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.
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Interests of Certain Persons in the Merger

The directors and executive officers of Global Sports and Fogdog have interests in the merger, some of which may differ from, or may be in addition to, those of Fogdog's stockholders generally. A description of the interests that Global Sports' and Fogdog's directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus.

Solicitation of Proxies

Fogdog, its directors, executive officers and certain other members of Fogdog's management and employees may be soliciting proxies from Fogdog's stockholders in favor of the merger. The directors and officers of Global Sports may be deemed to be participants in Fogdog's solicitation of proxies. Information concerning the participants will be set forth in the Proxy Statement/Prospectus when it is filed with the Securities and Exchange Commission.